ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
June 23, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated May 25, 2006 entitled "Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006";

2. Press release dated May 25, 2006 entitled "Notice Regarding Conditions for Exercise of Stock Options (Subscription Rights)";

3. Press release dated May 25, 2006 entitled "Notice Regarding Introduction of Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan)";

4. Press release dated May 25, 2006 entitled "Notice Regarding a Change in Certified Public Accountants"; and

5. Press release dated May 25, 2006 entitled "Notification of Amendment (Partial) of the Articles of Incorporation".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

dlw 6/27

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

C Y B I R D®

URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release

May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006

Tokyo, Japan, May 25, 2006 — CYBIRD Co., Ltd. announced partial revisions in the Results of Operation (Consolidated and Non-Consolidated), Interim Period for FY ending March 31, 2006 announced on November 24, 2005 and the Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2006 announced on February 9, 2006. Details are as follows.

1. Place of Revisions

< Results of Operation (Consolidated), Interim Period for FY ending March 31, 2006>

1. (1) Consolidated Results of Operation
   (2) Consolidated Financial Conditions

<Results of Operation (Consolidated), Interim and the Second Quarter Fiscal Year ending March 31, 2006>

3. Financial Condition and Results of Operations	3-3	Consolidated Business Results (Interim & Quarter)
4. Consolidated Financial Statements (Interim)	4-1	Consolidated Balance Sheet (Interim)
	4-2	Consolidated Income Statements (Interim)
	4-3	Consolidated Statement of Shareholders' Equity (Interim)
	4-4	Consolidated Cash Flow Statements (Interim)
	Notes to Consolidated Financial Statements	
	Notes	
	Notes for Consolidated Cash Flow Statements	
	Derivative related	
	Notes for Per Share Data	
5. Consolidated Financial Statements (Quarter)	5-1	Consolidated Balance Sheet (Quarter)
	5-2	Consolidated Income Statements (Quarter)
	5-3	Consolidated Statement of Shareholders' Equity (Quarter)
	5-4	Consolidated Cash Flow Statements (Quarter)

<Results of Operation (Non-Consolidated), Interim Period ended September 30, 2005>

1. (1) Results of Operation
   (3) Financial Conditions

<Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2006>

2. (1) Consolidated Results of Operation
   (2) Consolidated Financial Conditions

<Results of Operation (Consolidated), the Third Quarter Fiscal Year ending March 31, 2006>

3. Financial Condition and Results of Operations	3-3	Consolidated Business Results (Quarter)
	3-6	Consolidated Balance Sheet
4. Consolidated Financial Statements	4-1	Consolidated Balance Sheet (Quarter)
	4-2	Consolidated Income Statements (Quarter)
	4-3	Consolidated Statement of Shareholders' Equity (Quarter)
	4-4	Consolidated Cash Flow Statements (Quarter)

8. Non-consolidated Financial Statements	8-1	Non-consolidated Balance Sheet (Quarter)
	8-2	Non-consolidated Income Statements (Quarter)

2. Reasons for Revisions

In June 2005, CYBIRD acquired an 85% stake in Airborne Entertainment Inc. through the Company's wholly owned U.S. subsidiary CYB INVESTMENT INC., and converted Airborne Entertainment into a subsidiary.

In acquiring its stake in Airborne Entertainment, CYBIRD concluded a contract through CYB INVESTMENT for a payment of US$20 million in June 2006. Based on this contract, CYBIRD booked the amount that CYB INVESTEMENT was to pay in June 2006 as accounts payable in its consolidated finantial statements for the interim period and third quarter of the fiscal year ended March 31, 2006.

However, CYBIRD considered this payment of $20 million to be made in June 2006 by CYB INVESTEMENT to the former shareholders of Airborne Entertainment as no more than a guarantee of performance of the contract by its U.S. subsidiary. Therefore, it was deemed unnecessary to include the amount in accounts payable in its non-consolidated financial statements, and instead a note was included stating that the amount was considered a contingent liability. The Company's independent certified public accounting firm confirmed that such treatment was appropriate in its audit report.

During the accounting settlement procedure for the fourth quarter, however, it was recognized that in determining the accounting treatment for this guarantee it could be construed that CYBIRD was going to pay the amount on behalf of its subsidiary. The legal advisors of the independent certified public accounting firm and of CYBIRD were asked to investigate the transaction from a legal standpoint. As a result, in April 2006, the legal advisors gave an opinion to the effect that CYBIRD should recognize the amount as an actual liability.

Consequently, having confirmed this opinion with the independent certified public accounting firm, the Company decided that it would be appropriate to make the necessary revisions to state the amount as accounts payable in the non-consolidated financial statements for the interim period and third quarter of the fiscal year ended March 31, 2006, and to book the same amount as an advance to the Company's subsidiary CYB INVESTMENT INC.

3. Facts of Rivision

<Results of Operation (Consolidated), Interim Period for FY ending March 31, 2006>

1. Results of Operation, Interim Period for FY ending March 31, 2006 (From April 1, 2005 to September 30, 2005)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

Before Revision	Net Sales	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
Interim ended September 30,2005	36 (-84.7)	81 (-90.7)	371.29	364.21

After Revision	Net Sales	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
Interim ended September 30,2005	64 (-72.6)	97 (-90.6)	448.82	440.25

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

Before Revision	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
Interim ended September 30,2005	18,648	12,486	67.0	54,181.12

After Revision	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
Interim ended September 30,2005	18,755	12,455	66.3	54,048.01

<Results of Operation (Consolidated), Interim and the Second Quarter Fiscal Year ending March 31, 2006>

3. Financial Condition and Results of Operations 3-3. Consolidated Business Results (Interim & Quarter)

(Interim) (Unit: Millions of yen, Round down)

Before Revision	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
Interim Period ended September 30, 2005	36	81	371	1.6
Change	(200)	(955)	(4,705)	(27.5)

After Revision	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
Interim Period ended September 30, 2005	64	97	448	1.9
Change	(172)	(939)	(4,628)	(27.2)

(Quarter) (Unit: Millions of yen, Round down)

Before Revision				
	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
2nd Quarter, FY ending March 31, 2006	(17)	34	151	1.1
Change	(208)	(955)	(4,712)	(54.3)

After Revision				
	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
2nd Quarter, FY ending March 31, 2006	11	51	225	1.6
Change	(180)	(938)	(4,638)	(53.8)

4. Consolidated Financial Statements (Interim) 4-1 Consolidated Balance Sheet (Interim) and 5. Consolidated Financial Statements (Quarter) 5-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Assets			**Assets**		
I Current assets:			**I Current assets:**		
Cash and cash equivalents	2,228,157		Cash and cash equivalents	2,935,154	
Accounts receivable	3,632,215		Accounts receivable	3,632,215	
Inventories	43,219		Inventories	43,219	
Others	439,270		Others	440,154	
Allowance for doubtful accounts	(30,417)		Allowance for doubtful accounts	(30,417)	
Total current assets	6,312,445	33.8	Total current assets	7,020,326	37.4
II Property and equipment:			**II Property and equipment:**		
Tangible fixed assets:	319,902	1.7	Tangible fixed assets:	319,902	1.7
Intangible fixed assets:			Intangible fixed assets:		
Software	686,242		Software	686,242	
Conso. Adjustment accounts	74,007		Conso. Adjustment accounts	74,007	
Goodwill	6,451,333		Goodwill	6,105,643	
Others	140,538		Others	140,538	
Total intangible assets	7,352,122	39.5	Total intangible assets	7,006,432	37.4
Investment and other assets:			Investment and other assets:		
Investment securities	3,300,403		Investment securities	3,300,403	
Deposit with landlord	430,361		Deposit with landlord	430,361	
Others	936,690		Others	681,433	
Allowance for doubtful accounts	(3,202)		Allowance for doubtful accounts	(3,202)	
Total investment and other assets	4,664,252	25.0	Total investment and other assets	4,408,995	23.5
Total property and equipment	12,336,277	66.2	Total property and equipment	11,735,330	62.6
Total	18,648,723	100.0	Total	18,755,656	100.0

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Liabilities:			**Liabilities:**		
I Current liabilities:			**I Current liabilities:**		
Accounts payable	1,496,182		Accounts payable	1,496,182	
Short-term debt	300,385		Short-term debt	300,385	
Accrued expenses	3,224,472		Accrued expenses	3,272,072	
Accrued income taxes	363,586		Accrued income taxes	376,071	
Bonus payment reserve	40,090		Bonus payment reserve	40,090	
Others	180,552		Others	152,029	
Total current liabilities	5,605,268	30.0	Total current liabilities	5,636,830	30.1
II Long-term liabilities:			**II Long-term liabilities:**		
Total fixed debt	259,986	1.4	Total fixed debt	259,986	1.4
Total liabilities	5,865,255	31.4	Total liabilities	5,896,817	31.5
Minority interests:			Minority interests:		
Minority interests	296,832	1.6	Minority interests	402,881	2.2
Shareholders' Equity:			Shareholders' Equity:		
I Common stock	5,426,925	29.1	I Common stock	5,426,925	28.9
II Additional paid-in capital	5,483,621	29.4	II Additional paid-in capital	5,483,621	29.2
III Retained earnings	1,675,518	9.0	III Retained earnings	1,692,441	9.0
IV Unrealized gain in available-for-sale securities	5,424	0.0	IV Unrealized gain in available-for-sale securities	5,424	0.0
V Foreign currency transaction adjustment	(104,854)	(0.5)	V Foreign currency transaction adjustment	(152,454)	(0.8)
Total shareholders' equity	12,486,635	67.0	Total shareholders' equity	12,455,957	66.3
Total	18,648,723	100.0	Total	18,755,656	100.0

4-2 Consolidated Income Statements (Interim)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Non-operating income	52,585	0.8	Non-operating income	81,108	1.2
Interest received	24		Interest received	24	
Equity in net gain of an affiliate	20,303		Equity in net gain of an affiliate	20,303	
Foreign exchange gain	27,684		Foreign exchange gain	56,207	
Others	4,572		Others	4,572	
Ordinary Profit	36,334	0.5	Ordinary Profit	64,858	0.9
Income Before Income Taxes and minority Interests	357,735	5.2	Income Before Income Taxes and minority Interests	386,259	5.6
Income Taxes	342,738	5.0	Income Taxes	355,223	5.2
Prior Year Adjustments of income taxes	79,993	1.2	Prior Year Adjustments of income taxes	79,109	1.2
Net Income (Loss)	81,051	1.2	Net Income (Loss)	97,973	1.4

4-3 Consolidated Statement of Shareholders' Equity (Interim)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Retained earnings:		Retained earnings:	
I Balance at the beginning of period	1,663,353	I Balance at the beginning of period	1,663,353
I I Increase in retained earnings		I I Increase in retained earnings	
1. Net income (loss) for the interim	81,051	1. Net income (loss) for the interim	97,973
III Decrease in retained earnings		III Decrease in retained earnings	
1. Dividend	68,886	1. Dividend	68,886
IV Balance at the end of period	1,675,518	IV Balance at the end of period	1,692,441

4-4 Consolidated Cash Flow Statements (Interim)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Operating activities:		Operating activities:	
Income before income taxes and minority interest	357,735	Income before income taxes and minority interest	386,259
Depreciation and amortization	220,113	Depreciation and amortization	220,113
Write-down of consolidation adjustment account	338,755	Write-down of consolidation adjustment account	338,755
Restructuring expenses	108,668	Restructuring expenses	108,668
Increase (decrease) in allowance for doubtful accounts	(2,726)	Increase (decrease) in allowance for doubtful accounts	(2,726)
Increase (decrease) in bonus payment reserve	(102,725)	Increase (decrease) in bonus payment reserve	(102,725)
Increase (decrease) in reserve for employee's retirement benefits	(10,052)	Increase (decrease) in reserve for employee's retirement benefits	(10,052)
Interests and dividend earned	(24)	Interests and dividend earned	(24)
Interest expenses	4,098	Interest expenses	4,098
Equity in net earnings (losses) of an affiliate	(20,303)	Equity in net earnings (losses) of an affiliate	(20,303)
Loss on sales of investment securities	-	Loss on sales of investment securities	-
Gain on sales of investment securities	(853,112)	Gain on sales of investment securities	(853,112)
Loss on sale of tangible fixed assets	1,040	Loss on sale of tangible fixed assets	1,040
Impairment of software	52,217	Impairment of software	52,217
Gain on change of equity	39,252	Gain on change of equity	39,252
(Increase) decrease in accounts receivable	94,028	(Increase) decrease in accounts receivable	94,028
(Increase) decrease in inventories	19,513	(Increase) decrease in inventories	19,513
Increase (decrease) in accounts payable	(107,147)	Increase (decrease) in accounts payable	(107,147)
Increase (decrease) in accrued expenses	(170,503)	Increase (decrease) in accrued expenses	(170,503)
Others	(31,039)	Others	(59,562)
Total	(62,210)	Total	(62,210)
Interests and dividends received	24	Interests and dividends received	24
Dividends received from companies accounted for by the equity method	14,857	Dividends received from companies accounted for by the equity method	14,857
Interest paid	(4,524)	Interest paid	(4,524)
Income tax paid	(854,065)	Income tax paid	(854,065)
Cash flow from operating activities	(905,919)	Cash flow from operating activities	(905,919)
Investing activities:		Investing activities:	
Increase (decrease) in fixed deposit	15,741	Increase (decrease) in fixed deposit	15,741
Expenditures for property and equipment	(58,583)	Expenditures for property and equipment	(58,583)
Expenditure for intangible fixed assets	(308,050)	Expenditure for intangible fixed assets	(308,050)
Expenditure for investment securities	(939,660)	Expenditure for investment securities	(939,660)
Proceeds from sales of investment securities	994,000	Proceeds from sales of investment securities	994,000
Expenditure for purchase of stocks of subsidiaries changing consolidation scope	(4,390,829)	Expenditure for purchase of stocks of subsidiaries changing consolidation scope	(3,683,832)
Proceeds from sales of stocks of subsidiaries changing consolidation scope	-	Proceeds from sales of stocks of subsidiaries changing consolidation scope	-
Expenditure for purchase of stocks of affiliates changing consolidation scope	-	Expenditure for purchase of stocks of affiliates changing consolidation scope	-
Proceeds from short-term lending	-	Proceeds from short-term lending	-
Expenditures for deposits with landlord	(58,029)	Expenditures for deposits with landlord	(58,029)
Proceeds from deposits with landlord	2,438	Proceeds from deposits with landlord	2,438
Others	48,748	Others	48,748
Cash flow from investing activities	(4,694,223)	Cash flow from investing activities	(3,987,227)
Financing activities:		Financing activities:	
Proceeds from short-term debt	80,000	Proceeds from short-term debt	80,000
Repayment of short-term debt	(43,998)	Repayment of short-term debt	(43,998)
Proceeds from long-term debt	200,000	Proceeds from long-term debt	200,000
Repayment of long-term debt	(52,148)	Repayment of long-term debt	(52,148)
Expenditure for bond redemption	(25,000)	Expenditure for bond redemption	(25,000)
Proceeds from issuance of new shares	4,299,608	Proceeds from issuance of new shares	4,299,608

Proceeds from subscription for stock by minority shareholders	40,000	Proceeds from subscription for stock by minority shareholders	40,000
Dividends payment	(69,138)	Dividends payment	(69,138)
Cash flow from financing activities	4,429,324	Cash flow from financing activities	4,429,324
Foreign currency translation adjustment of cash and cash equivalents	(103,685)	Foreign currency translation adjustment of cash and cash equivalents	(103,685)
Increase (decrease) in cash and cash equivalents	(1,274,503)	Increase (decrease) in cash and cash equivalents	(567,507)
Cash and cash equivalents at the beginning of period	3,253,984	Cash and cash equivalents at the beginning of period	3,253,984
Cash and cash equivalents at the end of period	1,979,480	Cash and cash equivalents at the end of period	2,686,477

Notes to Consolidated Financial Statements

(Before Revision)

4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(7) Method of Hedge Accounting	a. Hedge Accounting Method Deferral hedge accounting is applied. b. Hedge Method and Hedge Target Hedge Method: Forward exchange contract Hedge Target: Investment (Planned transactions) regarding overseas subsidiaries) c. Hedge Policy For planned foreign-denominated transactions, forward exchange contracts are used to reduce exchange rate fluctuation risk. d. Method of Measuring Hedge Effectiveness Since forward exchange contracts are limited to the same currency, amount, and term of the hedge target, transactions are fully protected from the impact of future fluctuations in exchange rates. Therefore, the measurement of hedge effectiveness has been omitted.

(After Revision)

4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Derivatives Market value method c. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(7) Method of Hedge Accounting	—

Notes

Notes for Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and deposit accounts 2,228,157 Fixed deposit over three months left (248,677) Cash and cash equivalents 1,979,480	1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and deposit accounts 2,935,154 Fixed deposit over three months left (248,677) Cash and cash equivalents 2,686,477

Derivative related

Before Revision

Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005), Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004) and Fiscal Year ended March 31, 2005 (From April 1, 2004 To March 31, 2005)

N/A

CYBIRD Group conducts no derivative transactions.

After Revision

Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)

N/A

CYBIRD Group conducts no derivative transactions.

Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)

Contract amount, fair value, and unrealized gain or loss

Targeted Item	Type of Transaction	Contract Amount (Thousands of yen)	Fair Value (Thousands of yen)	Unrealized Gain/Loss (Thousands of yen)
Currency	Forward foreign currency	1,078,500	1,096,834	18,334
	Currency option			
	Put option (US$)	1,050,000	(14,276)	(14,276)
	Call option (US$)	1,110,000	24,465	24,465
Total		3,238,500	1,107,023	28,523

Note: Current options transactions are so-called zero cost options, therefore, cost is zero. Contract Amount shows the estimated balance of the principle amount.

Fiscal Year ended March 31, 2005 (From April 1, 2004 To March 31, 2005)

N/A

CYBIRD Group conducts no derivative transactions.

(Notes for Per Share Data)

(Round down)

Before Revision		After Revision	
1. Shareholders' Equity per Share	54,181 yen	1. Shareholders' Equity per Share	54,048 yen
2. Net income per share	371 yen	2. Net income per share	448 yen
3. Net income per share (diluted)	364 yen	3. Net income per share (diluted)	440 yen

Note: The basis for calculating net income (loss) per share and net income (loss) per share (diluted) are as follows.

Before Revision		After Revision	
Net Income (Loss) Per Share		Net Income (Loss) Per Share	
Net income (loss) (thousands of yen)	81,051	Net income (loss) (thousands of yen)	97,973
Amount not related to common stock	-	Amount not related to common stock	-
Net income (loss) related to common stock (thousands of yen)	81,051	Net income (loss) related to common stock (thousands of yen)	97,973
Average number of common shares (shares)	218,292	Average number of common shares (shares)	218,292
Net Income (Loss) Per Share (Diluted)		Net Income (Loss) Per Share (Diluted)	
Net income (loss) before dilution (thousands of yen)	-	Net income (loss) before dilution (thousands of yen)	-
Additional number of common shares (shares)	24,214	Additional number of common shares (shares)	714
Out of which Stock options	(714)	Out of which Stock options	(714)
Outline of potential shares that does not considered in calculation because of not having dilution effect	Subscription rights for trust-type shareholders rights plan 530,000 rights Type of shares underlying rights Common shares Number of shares exchangeable for rights 530,000 shares Share issuance price Gratis Exercise period July 1, 2005 to June 30, 2006	Outline of potential shares that does not considered in calculation because of not having dilution effect	Subscription rights for trust-type shareholders rights plan 530,000 rights Type of shares underlying rights Common shares Number of shares exchangeable for rights 530,000 shares Share issuance price Gratis Exercise period July 1, 2005 to June 30, 2006

5. Consolidated Financial Statements (Quarter) 5-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Non-operating Income	30,166	0.9	Non-operating Income	58,689	1.7
Ordinary Profits	(17,381)	(0.5)	Ordinary Profits	11,141	0.3
Income (Loss) Before Income Taxes and minority Interests	304,019	8.6	Income (Loss) Before Income Taxes and minority Interests	332,542	9.4
Income Taxes	296,766	8.4	Income Taxes	309,251	8.8
Prior Year Adjustments of income taxes	78,507	2.2	Prior Year Adjustments of income taxes	77,623	2.2
Net Income (Loss)	34,864	1.0	Net Income (Loss)	51,786	1.5

5-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Retained earnings:		Retained earnings:	
I Balance at the beginning of period	1,640,654	I Balance at the beginning of period	1,640,654
II Increase in retained earnings		II Increase in retained earnings	
1. Net income (loss) for the quarter	34,864	1. Net income (loss) for the quarter	51,786
III Balance at the end of period		III Balance at the end of period	
1. Dividend	-	1. Dividend	-
IV Balance at the end of period	1,675,518	IV Balance at the end of period	1,692,441

5-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Operating activities:		Operating activities:	
Income before income taxes and minority interest	304,019	Income before income taxes and minority interest	332,542
Depreciation and amortization	117,118	Depreciation and amortization	117,118
Write-down of consolidation adjustment account	334,644	Write-down of consolidation adjustment account	334,644
Restructuring expenses	108,668	Restructuring expenses	108,668
Increase (decrease) in allowance for doubtful accounts	(2,241)	Increase (decrease) in allowance for doubtful accounts	(2,241)
Increase (decrease) in bonus payment reserve	7,680	Increase (decrease) in bonus payment reserve	7,680
Increase (decrease) in reserve for employee's retirement benefits	(6,448)	Increase (decrease) in reserve for employee's retirement benefits	(6,448)
Interests and dividend earned	761	Interests and dividend earned	761
Interest expenses	2,366	Interest expenses	2,366
Equity in net earnings (losses) of an affiliate	(2,249)	Equity in net earnings (losses) of an affiliate	(2,249)
Gain on sales of investment securities	(853,112)	Gain on sales of investment securities	(853,112)
Loss on sale of tangible fixed assets	1,040	Loss on sale of tangible fixed assets	1,040
Impairment of software	52,217	Impairment of software	52,217
Gain on change of equity	39,252	Gain on change of equity	39,252
(Increase) decrease in accounts receivable	(210,894)	(Increase) decrease in accounts receivable	(210,894)
(Increase) decrease in inventories	58,815	(Increase) decrease in inventories	58,815
Increase (decrease) in accounts payable	94,776	Increase (decrease) in accounts payable	94,776
Increase (decrease) in accrued expenses	(74,518)	Increase (decrease) in accrued expenses	(74,518)
Others	(13,238)	Others	(41,761)
Total	(41,343)	Total	(41,343)
Interests and dividends received	16	Interests and dividends received	16
Dividends of affiliates	14,857	Dividends of affiliates	14,857
Interest paid	(2,524)	Interest paid	(2,524)
Income tax paid	48	Income tax paid	48
Cash flow from operating activities	(28,945)	Cash flow from operating activities	(28,945)
Investing activities:		Investing activities:	
Increase (decrease) in fixed deposit	(7,880)	Increase (decrease) in fixed deposit	(7,880)
Expenditures for property and equipment	(1,967)	Expenditures for property and equipment	(1,967)
Expenditure for intangible fixed assets	(62,959)	Expenditure for intangible fixed assets	(62,959)
Proceeds from sales of investment securities	994,000	Proceeds from sales of investment securities	994,000
Proceeds from sales of stocks of subsidiaries changing consolidation scope	-	Proceeds from sales of stocks of subsidiaries changing consolidation scope	706,996
Expenditures for deposits with landlord	(57,829)	Expenditures for deposits with landlord	(57,829)
Proceeds form deposits with landlord	2,208	Proceeds form deposits with landlord	2,208
Others	(160,968)	Others	(160,968)
Cash flow from operating activities	704,602	Cash flow from operating activities	1,411,599
Financing activities:		Financing activities:	
Repayment of short-term debt	(19,998)	Repayment of short-term debt	(19,998)
Proceeds from long-term debt	100,000	Proceeds from long-term debt	100,000
Repayment of long-term debt	(29,263)	Repayment of long-term debt	(29,263)
Expenditure for bond redemption	(25,000)	Expenditure for bond redemption	(25,000)
Proceeds from issuance of new shares	42,057	Proceeds from issuance of new shares	42,057
Proceeds from subscription for stock by minority shareholders	40,000	Proceeds from subscription for stock by minority shareholders	40,000
Dividends payment	(21,126)	Dividends payment	(21,126)
Cash flow from financing activities	86,669	Cash flow from financing activities	86,669
Foreign currency translation adjustment	(103,685)	Foreign currency translation adjustment	(103,685)
Net increase in cash and cash equivalents	658,641	Net increase in cash and cash equivalents	1,365,638
Cash and cash equivalents at the beginning of period	1,320,838	Cash and cash equivalents at the beginning of period	1,320,838
Cash and cash equivalents at the end of period	1,979,480	Cash and cash equivalents at the end of period	2,686,477

<Results of Operation (Non-Consolidated), Interim Period ended September 30, 2005>

1. Results of Operation, Interim Period FY ending March 31, 2006 (From April 1, 2005 to September 30, 2005)

(1) Results of Operation (Round down)

Before Revision			
	Ordinary Income	Net Income	Earnings per Share
	Millions of yen (%)	Millions of yen (%)	yen
Interim ended September 30, 2005	265 (26.3)	221 (-77.8)	1,014.33

After Revision			
	Ordinary Income	Net Income	Earnings per Share
	Millions of yen (%)	Millions of yen (%)	yen
Interim ended September 30, 2005	293 (39.9)	238 (-76.1)	1,091.85

(3) Financial Conditions (Round down)

Before Revision			
	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	%	yen
September 30, 2005	12,973	87.2	56,291.85

After Revision			
	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	%	yen
September 30, 2005	12,989	75.8	56,365.27

<Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2006>

2. Results of Operation, 3rd Quarter of FY ending March 31, 2006 (From October 1, 2005 to December 31, 2005)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

Before Revision

	Ordinary Income	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
3Q, FY ending March 31, 2006	22 (-85.9)	-23 (-)	-104.00	-

After Revision

	Ordinary Income	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
3Q, FY ending March 31, 2006	120 (-22.7)	19 (-94.0)	82.96	81.49

Before Revision

	ROE	ROA	Ordinary Income Margin
	%	%	%
3Q, FY ending March 31, 2006	(0.2)	0.1	0.6

After Revision

	ROE	ROA	Ordinary Income Margin
	%	%	%
3Q, FY ending March 31, 2006	0.2	0.7	3.2

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

Before Revision

	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	%	Yen
December 31, 2005	12,479	69.1	54,123.79

After Revision

	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	%	Yen
December 31, 2005	12,453	69.0	54,013.70

<Results of Operation (Consolidated), the Third Quarter Fiscal Year ending March 31, 2006>

3. Financial Condition and Results of Operations

3-3 Consolidated Business Results (Quarter)

(Quarter) (Unit: Millions of yen, Round down)

Before Revision				
	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
3rd Quarter, FY ended March 31, 2006	22	(23)	(104)	(0.77)
Change	(134)	(342)	(1,655)	(16.96)

After Revision				
	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)
3rd Quarter, FY ended March 31, 2006	120	19	82	0.99
Change	(35)	(299)	(1,468)	(15.20)

3-6 Consolidated Balance Sheet

Before Revision		After Revision	
Equity ratio (%)	69.1	Equity ratio (%)	69.0

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Liabilities:			**Liabilities:**		
I Current liabilities:			**I Current liabilities:**		
Accounts payable	1,422,515		Accounts payable	1,422,515	
Current portion of bonds	50,000		Current portion of bonds	50,000	
Short-term debt	287,330		Short-term debt	287,330	
Accrued expenses	2,801,944		Accrued expenses	2,898,944	
Accrued income taxes	126,752		Accrued income taxes	182,499	
Bonus payment reserve	30,198		Bonus payment reserve	30,198	
Others	244,281		Others	116,917	
Total current liabilities	4,963,022	27.5	Total current liabilities	4,988,405	27.6
Total liabilities	5,197,119	28.8	Total liabilities	5,222,503	28.9
Shareholders' Equity:			**Shareholders' Equity:**		
I Common stock	5,433,251	30.1	**I Common stock**	5,433,251	30.1
II Additional paid-in capital	5,489,946	30.4	**II Additional paid-in capital**	5,489,946	30.4
III Retained earnings	1,651,547	9.1	**III Retained earnings**	1,723,163	9.5
IV Unrealized gain in available-for-sale securities	1,227	0.0	**IV Unrealized gain in available-for-sale securities**	1,227	0.0
V Foreign currency transaction adjustment	(96,866)	(0.5)	**V Foreign currency transaction adjustment**	(193,866)	(1.1)
Total shareholders' equity	12,479,106	69.1	Total shareholders' equity	12,453,722	69.0

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Non-operating income	151,692	4.0	Non-operating income	250,532	6.6
Ordinary Profit	22,025	0.6	Ordinary Profit	120,865	3.2
Income Before Income Taxes and Minority Interests	43,983	1.2	Income Before Income Taxes and Minority Interests	142,823	3.7
Income Taxes	115,954	3.0	Income Taxes	171,701	4.5
Net Income (Loss)	(23,971)	(0.6)	Net Income (Loss)	19,121	0.5

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Retained earnings:		Retained earnings:	
I Balance at the beginning of period	1,675,518	I Balance at the beginning of period	1,704,042
II Increase in retained earnings		II Increase in retained earnings	
1. Net income (loss) for the quarter	(23,971)	1. Net income (loss) for the quarter	19,121
III Balance at the end of period	1,651,547	III Balance at the end of period	1,723,163

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision		After Revision	
	thousands of yen		thousands of yen
Operating activities:		Operating activities:	
Income before income taxes and minority interest	43,983	Income before income taxes and minority interest	142,823
Depreciation and amortization	258,977	Depreciation and amortization	258,977
Write-down of consolidation adjustment account	4,111	Write-down of consolidation adjustment account	4,111
Increase (decrease) in allowance for doubtful accounts	1,352	Increase (decrease) in allowance for doubtful accounts	1,352
Increase (decrease) in bonus payment reserve	(9,891)	Increase (decrease) in bonus payment reserve	(9,891)
Increase (decrease) in reserve for employee's retirement benefits	1,484	Increase (decrease) in reserve for employee's retirement benefits	1,484
Interests and dividend earned	-	Interests and dividend earned	-
Interest expenses	2,300	Interest expenses	2,300
Gain on sales of investment securities	-	Gain on sales of investment securities	-
Loss on sale of tangible fixed assets	1,035	Loss on sale of tangible fixed assets	1,035
Impairment of software	4,040	Impairment of software	4,040
Gain on change of equity	(21,701)	Gain on change of equity	(21,701)
Equity in net earnings of an affiliate	(12,880)	Equity in net earnings of an affiliate	(12,880)
(Increase) decrease in accounts receivable	64,640	(Increase) decrease in accounts receivable	64,640
(Increase) decrease in inventories	(39,628)	(Increase) decrease in inventories	(39,628)
Increase (decrease) in accounts payable	(78,583)	Increase (decrease) in accounts payable	(78,583)
Increase (decrease) in accrued expenses	239,934	Increase (decrease) in accrued expenses	289,334
Others	(141,060)	Others	(289,301)
Total	318,115	Total	318,115
Interests and dividends received	-	Interests and dividends received	-
Interest paid	(1,632)	Interest paid	(1,632)
Income tax paid	(340,693)	Income tax paid	(340,693)
Cash flow from operating activities	(24,210)	Cash flow from operating activities	(24,210)

8. Non-consolidated Financial Statements

8-1 Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Assets			**Assets**		
I Current assets:			**I Current assets:**		
Cash and cash equivalents	874,618		Cash and cash equivalents	874,618	
Bill	-		Bill	-	
Accounts receivable	2,933,408		Accounts receivable	2,933,408	
Inventories	18,470		Inventories	18,470	
–	-		Advance	2,498,463	
Others	518,615		Others	377,351	
Allowance for doubtful accounts	(31,770)		Allowance for doubtful accounts	(31,770)	
Total current assets	4,313,342	28.7	Total current assets	6,670,542	38.4
Total property and equipment	10,717,102	71.3	Total property and equipment	10,717,102	61.6
Total	15,030,444	100.0	Total	17,387,644	100.0

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Liabilities:			**Liabilities:**		
I Current liabilities:			**I Current liabilities:**		
Accounts payable	1,177,941		Accounts payable	1,177,941	
Accrued expenses	393,939		Accrued expenses	2,751,139	
Accrued income taxes	125,397		Accrued income taxes	181,144	
Bonus payment reserve	27,714		Bonus payment reserve	27,714	
Others	148,481		Others	21,118	
Total current liabilities	1,873,473	12.5	Total current liabilities	4,159,056	23.9
Total liabilities	1,873,473	12.5	Total liabilities	4,159,056	23.9
Shareholders' Equity:			**Shareholders' Equity:**		
I Common stock	5,433,251	36.1	**I Common stock**	5,433,251	31.2
II Additional paid-in capital			**II Additional paid-in capital**		
Capital reserve	3,065,930		Capital reserve	3,065,930	
Others	2,424,016		Others	2,424,016	
Total additional paid-in capital	5,489,946	36.5	Total additional paid-in capital	5,489,946	31.6
III Retained earnings			**III Retained earnings**		
Unappropriated retained earnings for the quarter	1,993,634		Unappropriated retained earnings for the quarter	2,065,251	
Total retained earnings	1,993,634	13.3	Total retained earnings	2,065,251	11.9
IV Unrealized gain in available-for-sale securities	240,138	1.6	**IV Unrealized gain in available-for-sale securities**	240,138	1.4
Total shareholders' equity	13,156,971	87.5	Total shareholders' equity	13,228,588	76.1
Total	15,030,444	100.0	Total	17,387,644	100.0

8-2 Non-consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

Before Revision			After Revision		
	thousands of yen	%		thousands of yen	%
Non-operating income	179,520	5.8	Non-operating income	306,883	9.9
Ordinary Profit	286,265	9.2	Ordinary Profit	413,629	13.3
Income Before Income Taxes and Minority Interests	286,265	9.2	Income Before Income Taxes and Minority Interests	413,629	13.3
Income Taxes	115,020	3.7	Income Taxes	170,767	5.5
Net Income (Loss)	171,245	5.5	Net Income (Loss)	242,861	7.8

CYBIRD
URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release
May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice Regarding Conditions for Exercise of Stock Options (Subscription Rights)

Tokyo, Japan, May 25, 2006—CYBIRD Co., Ltd., today announced that the Board of Directors decided in a meeting held today the details for stock options to be granted in accordance with Article 280-20 and -21 of the Commercial Code of Japan and approved at the 7th annual shareholders' meeting held on June 29, 2005. Among the items listed below, amount to be paid upon the exercise of stock options, total amount of common shares of CYBIRD issued or transferred on exercise of stock options, and amount by which capital is increased will be announced as soon as they are determined on the issue date (June 1, 2006).

1. Issue date:	June 1, 2006
2. Issue amount:	200 units
3. Issue price:	Gratis
4. Type and number of shares represented:	200 common shares of CYBIRD (Each stock option represents one common share)
5. Amount to be paid upon the exercise of stock options:	Pending
6. Total amount of common shares of CYBIRD issued or transferred on exercise of stock options:	Pending
7. Issuance of stock option certificates:	Stock option certificates will only be issued upon request by the stock option holder.
8. Amount by which capital is increased for each common share issued through the exercise of the stock options:	Pending
9. Number and position of people to which stock options are to be granted:	One employee of CYBIRD is to be granted stock options for a total of one person.

Reference

(1)	Date of board of directors meeting to decide resolutions at Regular General Shareholders' Meeting:	May 25, 2005
(2)	Date of Regular General Shareholders' Meeting:	June 29, 2005
(3)	Exercise period of subscription rights:	Sept. 1, 2007 to Aug. 31, 2013

(End of document)

CYBIRD

URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release

May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice Regarding Introduction of Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan)

Tokyo, Japan, May 25, 2006 — CYBIRD Co., Ltd. announced that its board of directors, in a meeting held today, decided to introduce a plan to prevent large purchases of CYBIRD shares that are judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders (hereinafter referred to as the "Plan"). Introduction of the Plan will be contingent on the recognition and approval of the shareholders at the 8th Ordinary General Shareholders Meeting scheduled to convene on June 29, 2006. Details are as follows.

1. Necessity of introducing new measures for acquisitions counterproductive to the continuous enhancement of corporate value and realizing the interests of shareholders

(1) CYBIRD's efforts to enhance corporate value and realize the interests of shareholders

CYBIRD's fundamental business strategies are to develop into a situation marketing company that delivers "Convenience and Fun" through its "+ Mobile" services to customers in a variety of situations in life, and uses that connection with customers to propose a range of information and services which truly meets the needs of customers. Toward the realization of this strategy, the Company is developing a platform business.

The basic points of the strategy are as follows.

(i) In its business alliances with various companies, the Company is contributing positively to its partners' businesses by providing its business solutions, while building and organizing a large customer base from the customers of its alliance partners that are potential customers of CYBIRD's services.

(ii) To maintain this accumulated customer base, CYBIRD will continue to offer its "Convenience and Fun" services to these potential customers of its services.

(iii) The Company will aim to maximize earnings by offering various services, including those of its new e-commerce, advertising, and other businesses, in addition to its traditional mobile content services, to this established customer base.

In its International Business, CYBIRD is focusing on the U.S and European markets, which are expected to experience rapid expansion in the mobile content market. The Company plans to expand its international business through capital investments in leading local content providers.

Furthermore, in October 2006, CYBIRD and its e-commerce business partner JIMOS plan to integrate their businesses based on shifting to a holding company organization. As a result, the two partners have agreed on the fusion of CYBIRD's strength in mobile communications with JIMOS's strength in human communications in order to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid-to-long term business vision. Taking advantage of the business integration, the two partners will aim to achieve business synergies, expand and diversify the business domain of the Group, and achieve business efficiency through collective use of business resources. Through these efforts the partners will be targeting earnings capability expansion, seeking to quickly attain "¥100 billion in sales."

(2) Existence of acquisitions counterproductive to the continuous enhancement of corporate value and realizing the interests of shareholders

CYBIRD, as a company concentrating its full energies on enhancing corporate value and realizing the interest of shareholders, believes that a takeover of a company should not be negated, even if the board of directors of the targeted company does not agree with it, if that takeover will lead to efficient use of the company's assets, and hence to enhanced corporate value and realizing the interests of shareholders.

However, not all acquisitions result in the enhancement of corporate value and realization of the interests of shareholders. There are cases where acquisitions lead to the subsequent notable decline in corporate value or loss for shareholders due to a break up and sell-off of corporate assets or acquisitions that are aimed at making short-term gains on quick turnovers.

(3) Necessity of introducing the Plan

CYBIRD's core business is the provision of content for mobile phones. To develop, absorb, and apply the fast-evolving technology related to the mobile Internet, it is necessary for CYBIRD to constantly invest in R&D from a long-term perspective. Moreover, employees with high-quality technological skills, creativity, and a commitment to the corporate customers commissioning work are essential to the development of such content. The relationship of trust between these employees and the Company is not something that can be established overnight. In this manner, CYBIRD believes that a management team with a view of the future from a long-term perspective enables sustained growth, and in that sense, is in the interests of shareholders and investors. However, in cases such as in item (2), above, if the board of directors has no recourse to measures to stave off acquisition attempts that they do not agree with, then the board of directors will be limited to passive responses once the acquisition process began. In such cases, the board of directors would not have ample time to adequately determine whether the acquisition would enhance corporate value and maximize the common interest of shareholders or be able to avoid incurring unnecessary costs.

For the purpose of achieving sustainable growth and constantly enhance its corporate value through its operations, CYBIRD is introducing the Plan as an efficient method of protecting the interest of shareholders from counterproductive acquisitions.

2. Details of the Plan

(1) Outline of the Plan

The plan requires that a specified procedure must be followed for the acquisition of more than a fixed amount of shares of the Company and when such an acquisition does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the acquisition by making a free distribution of subscription rights to its shareholders when the acquisition is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders.

(i) Procedure for introduction of the Plan

To reflect the wishes of shareholders, the introduction of the Plan will require the approval of the following conditions by the Ordinary General Meeting of Shareholders.

a. Based on the provisions of the qualifying clause of Article 278, Paragraph 3, as stated on Attachment 1, shareholders will be asked to approve Article 10. (Decision body for free distribution of subscription rights) of the Company's Articles of Incorporation which states that in addition to a decision by the board of directors, items regarding the free distribution of subscription rights may be decided by a resolution by the general shareholders meeting or by a decision by the board of directors based on the delegation of the decision-making by a resolution by the general shareholders meeting.

b. Following the amendment above in a., based on the provisions of Article 10 of the Articles of Incorporation, the shareholders will be asked to approval the delegation of the decision-making regarding the free distribution of subscription rights in accordance with the Plan to the board of directors.

(ii) Free share distribution of subscription rights and use of an independent committee

Following approval of a. and b. in (i) above by the shareholders, when a purchaser or entity proposing to purchase (hereinafter combined as "Purchaser, etc.") does not follow the procedures of the Plan in acquiring the Company's securities (securities as defined by Article 27-2, Paragraph 1 of the Securities and Exchange Act), if it recognized that there is a danger (for details, see (2) below) that the purchase or the proposal to purchase (hereinafter combined as "Purchase, etc.") by the Purchaser, etc., may be detrimental to enhancing corporate value and realizing the interests of shareholders., the board of directors may decide to make a free distribution of subscription rights to all shareholder in accordance with Article 277 of the Corporation Law on a date decided by the board of directors with exercise conditions on the subscription rights (for details, see (3) below) (hereinafter referred to as the "Subscription Rights") to the effect that Purchaser, etc. may not exercise the subscription rights.

In deciding whether the free distribution of the Subscription Rights should be carried out or not, to avoid making an arbitrary decision, the board of directors shall abide by the Independent Committee Detailed Rules in forming an Independent Committee for that purpose comprised of people outside its management team and follow the objective decision made by the Independent Committee. In order to make said decision, the Independent Committee will request beforehand information regarding the Purchase, etc. from the Purchaser, etc., gather and keep information on the Purchase, etc., for the period of their investigation, and if necessary confer or negotiate directly with the Purchaser, etc.

(iii) Exercise of the Subscription Rights or Acquisition of the Subscription Rights by the Company

In accordance with the Plan, a free distribution of Subscription Rights is made and if all shareholders other than the Purchaser, etc. exercise those Subscription Rights or the Company acquires the Subscription Rights by exchanging its common shares for the Subscription Rights of all shareholders except the Purchaser, etc., there is a possibility that the voting rights of the Company controlled by the Purchaser, etc. will be diluted up to a maximum of 50%.

(2) Procedure for invoking the Plan

(i) Targeted Purchase, etc.

Purchase, etc., targeted by the Plan is an Owner[1], Public Tender Offeror[2] or Owner and Public Tender Offeror[3] of the Securities of CYBIRD for whom any of the following exceeds 20% (hereinafter referred to as a "Specified Shareholder"). In addition, any Purchase, etc. deemed to be equivalent to a Specified Shareholder by the board of directors.

(a) The total proportion[6] of share Ownership[4] of the Company's Securities of said Owner and Co-owners[5]

(b) The Total Proportion of Share Ownership of the Company's Securities of said Public Tender Offeror and shares that said

Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities[7]

(c) The total proportion of share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities.

[1] Owner as stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan. Includes entities deemed Owners under Paragraph 3 of the same Article. The same applies hereinafter.

[2] Public Tender Offeror as stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[3] Owner and Public Tender Offeror is an Owner that is an Owner and Public Tender Offeror at the same time. The same applies hereinafter.

[4] Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[5] Co-owners as stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article. The same applies hereinafter.

[6] Total Proportion of Share Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[7] Special Relationship Entities as stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers. The same applies hereinafter.

(ii) Public announcement of Plan and Requirement of Information from Purchaser, etc.

The Company will announce the Plan to Jasdaq Securities Exchange, Inc., and also post the Plan on its Web site (http://www.cybird.co.jp).

A Purchaser, etc. that makes a Purchase, etc. that could be equivalent to the Purchase, etc. stipulated in (i) above shall, with the exception of when the board of directors decides otherwise, prior to the actual Purchase, etc., shall submit a purchase proposal to the Company listing the information (hereinafter referred to as the "Necessary Information") necessary for the investigation of the details of the purchase as stipulated in the following items.

In the case that the Independent Committee decides that the Necessary Information listing in the purchase proposal is insufficient, the Independent Committee may, after setting an appropriate deadline for a reply, request additional Necessary Information from the Purchaser, etc. In such a case, the Purchaser, etc., must submit the additional Necessary Information before the deadline.

a. Details (including specific names, capital structure, financial details, etc.) on the Purchaser, etc., and its Group (Co-owners, Special Relationship Entities, and (in the case of a fund) partnership members and other organizational members).
b. The purpose, method and details (including the amount of the consideration paid for Purchase, etc. and type of payment, the timing of the Purchase, etc., the transaction scheme, the appropriateness of the method of the Purchase, etc., and the probability, etc., of the execution of the Purchase, etc.) of the Purchase, etc.
c. The basis of the calculation (including facts behind the premise of the calculation and the assumptions, calculation method, numerical information used in the calculation, and the value of the synergies expected from the series of transactions related to the Purchase, etc. and the basis of its calculation, etc.) of the price of the Purchase, etc.
d. The source (provider of the assets (including the name of the actual provider), detailed name, funding method, and details of transactions, etc.) of the assets for the Purchase, etc.
e. The policy for treatment of the CYBIRD Group's management strategies, capital strategies, and dividend policy after the Purchase, etc., and the post-Purchase, etc., policy for treatment of CYBIRD's employees, business partners, customers, and other entities with vested interests in the Company.
f. Other information deemed necessary for the Independent Committee

In the case that it is recognized that the Purchaser, etc., is not following the procedures stipulated by the Plan and has started to make the Purchase, etc., with the exception of the case where there are special circumstances in which it should continue to request the submission of the purchase proposal and the Necessary Information, the Independent Committee in principle, shall follow (iii) below in reporting to the board of directors that they should make the free distribution of subscription rights.

(iii) Investigative procedures of the Independent Committee

In the case that purchase proposal and the additional Necessary Information required by the Independent Committee have been submitted by the Purchaser, etc., the Independent Committee may request the board of directors to provide an opinion and present the underlying documentation, a substitute plan and other information or documentation that the Independent Committee considers necessary within a period determined by the Independent Committee (in principle, a maximum of 60 days).

Following the reception of the information and documentation from the Purchaser, etc., the Independent Committee shall in principle investigate the details of the Purchase, etc, investigate a substitute proposal by the board of directors and collect and compare the business plans, etc., of the Purchaser, etc., and the board of directors within a period of 60 days if the Purchase, etc., by the said Purchaser, etc., is to be a cash only Public Tender Offer and within 90 days for any other method (hereinafter referred to as the "Independent Committee Investigation Period").

In addition, if necessary, the Independent Committee may confer or negotiate directly or indirectly with the Purchaser, etc.,

in order to gain a proper understanding of the purchase proposal or to request revisions as necessary, carry out its investigations carefully based on a neutral and fair perspective. Furthermore, the Independent Committee may at the Company's expense, seek the advice of independent third parties (including investment banks, securities companies, financial advisors, lawyers, certified public accountants, and other specialists).

Moreover, through the above procedure, the Independent Committee shall determine whether the purchase proposal by the Purchaser, etc., is complying with the Plan or not. If the purchase proposal by the Purchaser, etc., is complying with the Plan, the Independent Committee shall discuss and decide whether the purchase proposal by the Purchaser, etc., is or is not an abusive acquisition[1], and report to the board of directors whether or not it should make the free distribution of subscription rights.

1 The following are the different types of abusive acquisitions

i an acquisition aiming to require a high repurchase price.

ii an acquisition aiming to purchase important assets, etc. at a cheap price and realize a profit at the expense of CYBIRD.

iii an acquisition planning to use CYBIRD's assets as collateral for debt or the basis for payment of the purchase.

iv an acquisition that sells CYBIRD's assets for a high price, uses the proceeds to pay high dividends for a while to drive up the stock price, then sells off at a high price.

v an acquisition where there is the danger that a two stage acquisition will be forced upon the shareholders, resulting in the shareholders being in effect forced to sell their shares.

vi In addition to the above, an acquisition where it can be objectively and rationally inferred that there is a danger that it will be detrimental to CYBIRD's corporate value and the interests of shareholders to a degree virtually equivalent to the acquisitions stated above and that if no counter action is taken at this point in time, then there will be no way of avoiding the detrimental impact on corporate value and shareholder interest or that such a danger exists.

In the event that the Independent Committee cannot make the above report within the Independent Committee Investigation Period, the Independent Committee may decide to extend the Independent Committee Investigation Period within a reasonable scope for investigation of details of the Purchase, etc., and for conferring and negotiating with the Purchaser, etc. In such a case, the Independent Committee shall promptly disclose this information after extending the period giving the reason for extending the Independent Committee Investigation Period, the extended period and other matters the Independent Committee recognizes as pertinent.

In addition, the Independent Committee shall disclose to shareholders information they decide is appropriate from the facts submitted by the Purchaser, etc., and Necessary Information and other information at a time the Independent Committee deems appropriate.

(iv) Conditions for free distribution of Subscription Rights

In accordance with the report by the Independent Committee in (iii) above, the board of directors shall decide to implement the free distribution of Subscription Rights. Upon making said decision, the board of directors shall promptly disclose an outline of said decision and any other matters that they consider appropriate.

(3) Outline of free distribution of Subscription Rights (for details, please refer to 5. below "Outline of Subscription Rights."

(i) Shareholders eligible for allotment

In the decision to make the free distribution of Subscription Rights (hereinafter referred to as the "Free Subscription Right Distribution Decision"), the board of directors shall determine a specific day (hereinafter referred to as the "Distribution Date") on which shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register shall be eligible to receive an allotment of one (1) subscription right for each share held.

(ii) Total number of Subscription Rights to be issued

The total number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.

(iii) The validity date of the free distribution of Subscription Rights

The Distribution Date given in (i) above

(iv) The type and number of shares for which Subscription Rights are to be issued

The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd. The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that should an adjustment be made in the Conversion Number of Shares, adjustments shall be made accordingly.

(v) Payment on exercise of Subscription Rights

The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen.

(vi) Exercise period of Subscription Rights

The exercise period shall be a period decided in the Free Subscription Right Distribution Decision not to exceed 120 days from the Distribution Date; provided that if the Company acquires Subscription Rights in accordance with (viii) below, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day.

(vii) Conditions for exercise of Subscription Rights

Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of

the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with may not exercise their Subscription Rights.

Under the applying laws, non-residents of Japan who are required to carry out specified procedures to exercise their Subscription Rights, in principle, cannot exercise their Subscription Rights.

(viii) Acquisition of Subscription Rights by the Company

a. Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate.

b. Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in (vi) above, the Company may at any time acquire the Subscription Rights of shareholders not prohibited from exercising Subscription Rights under (vii) above by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors.

(ix) Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company

Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting.

(x) Conditions for transfer of Subscription Rights

Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors.

(xi) No issuance of Subscription Rights certificates

The Company shall not issue Subscription Right certificates.

(4) Period of Validity of Plan

The period for which the decisions regarding the free distribution of Subscription Rights under the Plan are delegated by the Ordinary General Shareholders Meeting (hereinafter referred to as the "Validity Period") has been made one (1) year ending with the conclusion of the ordinary general shareholders meeting for the fiscal year ending March 2007. A one year period was chosen because the proposed amendments to the Articles of Incorporation at the Ordinary General Shareholders Meeting will shorten the term of office of directors to one (1) year from the perspective of ensuring that the interests of shareholders are given due consideration, and it was felt that making the Validity Period also one (1) year would contribute to ensuring that the interests of shareholders are given due consideration.

(5) Abolishment and Changes in the Plan

Notwithstanding that the Validity Period for the Plan has not ended, in the case that (i) a resolution is passed by a general shareholders meeting of the Company to the effect that the delegation of decision making regarding the free distribution of Subscription Rights under the Plan is rescinded or (ii) a decision is made by the board of directors of the Company to the effect that the Plan has been abolished, the plan shall be abolished at that time. In addition, the board of directors of the Company may during the period of validity of their delegated authority by the Ordinary General Shareholders Meeting amend or change the plan with the approval of the Independent Committee.

3. Rationality of the Plan

(1) Fully meets the requirements, etc. for guiding principles regarding takeover prevention measures

The Plan fully meets the three basic principles outlined in the "Guidelines Regarding Takeover Prevention Measures to Maintain or Enhance Corporate Value and the Interests of Shareholders" announced by the Ministries of Economy, Trade, and Industry and Justice on May 27, 2005. In addition, the Plan also satisfies the indications of listing system of Jasdaq Securities Exchange, Inc., regarding the introduction of takeover prevention measures.

The Plan was decided on in a meeting of the board of directors held on May 25, 2006 by the unanimous vote of the six directors, including two outside directors. In the said meeting, the Company's three corporate auditors, including three outside corporate auditors, also approved the Plan on condition that the details of the Plan were carried out properly.

With the passing of the related resolution at the Company's Ordinary General Shareholders Meeting to be held on June 29, 2006, the Plan will become effective on the same day, and remain valid for one (1) year. Furthermore, the Company intends to keep abreast of the trends in related legal decisions and the reaction of public institutions, such as stock exchanges, as well as amendments in the regulations, etc., of the Corporation Law, the Securities and Exchange Act or the stock exchange. If the situation arises where a better plan exists to protect the interests of shareholders, the Company will appropriately take the necessary actions, such as amending or abolishing the Plan or substituting the Plan with another plan.

(2) Plan considers the wishes of shareholders

The Plan is being introduced on condition of approval by the shareholders at the Ordinary General Shareholders Meeting, and the Validity Period is one (1) year from the point of approval, ending at the conclusion of the ordinary general shareholders meeting held for the fiscal year ending within that one year. In addition, the term of office of directors is being changed to one (1) year based on an amendment of the Articles of Incorporation. Therefore, through this procedure, the Company will be annually confirming the wishes of shareholders regarding the Plan by presenting it as a resolution along with the resolution for election of directors. Furthermore, notwithstanding that the Validity Period for the Plan has not ended, if a resolution is passed by a general

shareholders meeting of the Company to the effect that the delegation of decision making regarding the free distribution of Subscription Rights under the Plan is rescinded, the plan shall be abolished at that time. In that sense, the wishes of the shareholders will be reflected in the continuation or discontinuation of the Plan.

(3) Priority given to the decision of highly independent outsiders

In introducing the Plan, to avoid an arbitrary decision by the board of directors, the Company has established an Independent Committee to act as the body to make and objective and practical decisions regarding the invoking and use of the Plan.

The Independent Committee is independent from the management team responsible for the operation of the Company's business. The members shall be at least three (3) learned individuals with no special vested interest in the Company. When an actual Purchase, etc. situation occurs, the Independent Committee, following the steps listed in 2. (2) (iii) to (iv) above, abides by the Independent Committee Detailed Rules, and having determined whether or not the said Purchase, etc., is detrimental to the Company's corporate value or to the interests of shareholders, it reports to the board of directors as to whether the free distribution of Subscription Rights should be made. Based on said report, the board of directors then decides whether or not to make the free distribution of Subscription Rights.

In this manner, the board of directors makes its decision based on the report of the Independent Committee, avoiding making an arbitrary decision to invoke the Plan on its own. In addition, the Independent Committee discloses information regarding its decision to shareholders in a timely manner. These measures establish a scheme whereby the Plan carries out the purpose of the interest of the Company's corporate value and the shareholders.

(4) Establishing efficient and objective conditions

As noted in 2. (2) (iii) to (iv) above, if the previously determined efficient and objective conditions are not fulfilled, the Plan is not invoked, establishing a scheme that avoids the board of directors making an arbitrary initiation.

(5) Acquiring the opinions of third-party experts

As indicated in 2. (2) (iii) above, in the case that a Purchaser, etc. emerges, the Independent Committee may at the Company's expense, seek the advice of independent third parties. This process establishes a scheme that more strongly guarantees that the decisions of the Independent Committee will be fair and rational.

(6) Plan is not a dead hand takeover prevention measure

As indicated in 2. (5) (i) above, the Plan can be abolished at any time by the directors elected at the Company's general shareholders meeting, and even if more than half of the directors are replaced, this action cannot be obstructed. Therefore this is not a so-called dead hand provision.

4. Impact on shareholders

(1) Impact on shareholders upon introduction of Plan

Since a free distribution of Subscription Rights will not be made at the time of the introduction of the Plan, there will be no direct impact on the rights or interests of shareholders or investors.

(2) Impact on shareholders and investors when the free distribution of Subscription Rights is made

Based on its Free Subscription Right Distribution Decision, the board of directors shall determine a Distribution Date on which shareholders shall be eligible to receive without charge an allotment of one (1) subscription right for each share held. Based on the premise that the Subscription Rights will be exercised, there will be no dilution in the value of the shareholders shares.

Of course, if a shareholder does not exercise the Subscription Rights during the Exercise Period, the value of the shares will be diluted due to the exercise of the Subscription Rights by other shareholders; provided that the board of directors may in accordance with the procedure noted in (3) (iii) below acquire the Subscription Rights from shareholders not prohibited from exercising them by the conditions on the Subscription Rights by exchanging them for common shares of the Company. In the event that the Company does carry out this acquisition, the shareholders not prohibited from exercising them by the conditions on the Subscription Rights will receive shares of the Company without having to exercise the Subscription Rights or make cash payment. While the value of individual shares will be diluted, the value of the holdings of the shareholder will not be diluted.

In the case that the Company decides to cancel the free distribution of Subscription Rights or reacquire the Subscription Rights at no cost after it has been decided that shareholders should receive a free distribution of Subscription Rights, there will be no dilution in the value of individual shares. Therefore investors should be cautioned that speculative investment in shares of the Company based on the premise that there will be dilution could result in losses commensurate with the movement in the share price.

(3) Necessary procedures, etc. for shareholders in regard to the free distribution of Subscription Rights

(i) Name transfer procedure

In the event that the board of directors decides to make the free distribution of Subscription Rights, the Company will publicly announce a Distribution Date. Since shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall be eligible to receive an allotment of Subscription Rights, it will be necessary to shareholders to quickly get the name transfer procedure completed for the shares that they hold by the Distribution Date. For shares certificates being held in trust by the Japan Securities Depository Center, Inc., this name transfer procedure is unnecessary. Shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall become holders of Subscription Rights without having to make application.

(ii) Procedure for exercise of Subscription Rights

Shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall, in principle, be sent from the Company a Subscription Right Exercise Request (including the details and number of

Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and other necessary documentation for the exercise of the Subscription Rights. Following the free distribution of the Subscription Rights, having submitted the necessary documentation during the Exercise Period and having paid one (1) yen for one (1) Subscription Right to the transfer agent, shareholders will be issued one (1) common share (if an adjustment has been made in the Conversion Number of Shares, the adjusted number shall be used) for one (1) Subscription Right exercised.

(iii) Procedure for acquisition of Subscription Rights by the Company

In the case that the board of directors makes a decision to the effect that they will acquire the Subscription Rights, following legal procedure, the board of directors will set a date on which the Subscription Rights will be acquired. If the Subscription Rights are to be acquired in exchange for common shares of the Company, the exchange shall be carried out promptly. In this event, shareholders may be asked to submit in writing in a format specified by the Company declarations, guarantees, compensation clauses, and other pledges stating that they are not Specified Shareholders, etc.

In addition to the above, the Company shall publicly announce or notify the shareholders of the details of the methods of distribution, name transfer, and exercise and the method of acquisition of Subscription Rights by the Company following the decision to make the free distribution of Subscription Rights. The Company encourages shareholders to confirm the details at that time.

5. Outline of Subscription Rights

Outline of Subscription Rights

1. Shareholders eligible for allotment

Shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register on the day publicly announced by the board of directors of the Company (hereinafter referred to as the "Distribution Date,") shall be eligible to receive an allotment of one (1) Subscription Right for each share held.

2. Total number of Subscription Rights to be issued

The number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.

3. The type and number of shares for which Subscription Rights are to be issued

(i) Type of shares for which Subscription Rights are to be issued

The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd.

(ii) The number of shares for which a Subscription Right is to be issued

The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that should an adjustment be made in the Conversion Number of Shares in accordance with Paragraph 4, the total number of shares targeted by the Subscription Rights shall adjusted accordingly.

4. Adjustment of the number of shares to be issued for a Subscription Right

(i) Should a stock split or reverse-stock split or a merger or corporate split take place following the allotment of the Subscription Rights, the Conversion Number of Shares shall be adjusted appropriately in consideration of the circumstances.

(ii) When the Conversion Number of Shares is being adjusted, the Company shall beforehand notify the holders of Subscription Rights in writing or by a method prescribed in the Articles of Incorporation of the purpose, reason, Conversion Number of Shares before and after adjustment, the date of the adjustment, and other necessary matters; provided that if the notification or public announcement cannot be made in time, it shall be made promptly after the date of adjustment.

5. Issue price of Subscription Rights

Gratis

6. Payment on exercise of Subscription Rights

The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen. The amount to be paid for the exercise of one (1) Subscription Right shall be the Exercise Price multiplied by the Conversion Number of Shares.

7. Exercise period of Subscription Rights

The exercise period shall be a period decided by the board of directors not to exceed 120 days from the Allotment Date; provided that if the Company acquires Subscription Rights in accordance with Paragraph 9, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day.

8. Exercise conditions

(i) In this paragraph, the following words or phrases shall have the meaning as defined below unless otherwise provided for.

a. A "Specified Shareholder" is an Owner or a Public Tender Offeror or an Owner and Public Tender Offeror of Securities of CYBIRD for whom any of the following exceeds 20%.

I The Total Proportion of Share Ownership of the Company's Securities of said Owner and Co-owners

II The Total Proportion of Share Ownership of the Company's Securities of said Public Tender Offeror and shares that said Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities

III The Total Proportion of Share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities.

b. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan, and includes those recognized as an Owner as provided for in Paragraph 3 of the same Article.

d. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan.

e. "Owner and Public Tender Offeror" is an Owner that is an Owner and Public Tender Offeror at the same time.

f. "Co-owners" has the meaning stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article.

g. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers.

h. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

i. "Entities Classified as Friendly" are any of the following:

I CYBIRD or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or its affiliates (as defined in Article 8, Paragraph 5 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods);

II A shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation;

III an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock by the Company or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder);

IV an entity that becomes a Specified Shareholder and which the board of directors deems there to be no concern that becoming a Specified Shareholder runs counter to the maximization of corporate value or the realization of the interests of shareholders (the board may at anytime determine this point; furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value or to the realization of the interests of shareholders, the entity shall be deemed friendly only if those certain conditions are met).

j. "Acquiring, etc." has the meaning defined in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan.

k. "Securities" has the meaning defined in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan with the exception of securities stipulated by Article 27-2, Paragraph 1 of said Act.

(ii) The following entities may not exercise Subscription Rights.

Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with.

(iii) In the case that under the applying laws a shareholder residing in that jurisdiction will be in violation of or in conflict with the law if he or she exercise the Subscription Rights without performing certain procedures or meeting certain conditions (temporary prohibition of exercise, including requirement of submission of specified documentation, etc.), or both of these requirements (hereinafter referred to as "Local Legal Requirements"), said shareholder will be entitled to exercise the Subscription Rights only if he or she provides evidence that those procedures and conditions have been fully performed or fulfilled; provided that the Company will not be obligated to perform or fulfill any procedures or conditions if the jurisdiction that the shareholder resides in requires the Company to do so before the shareholder may exercise the Subscription Rights. Moreover, in the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise the Subscription Rights under the laws of that country, that shareholder shall not be entitled to exercise the Subscription Rights.

(iv) Notwithstanding the previous (iii), persons residing in the United States of America must:

I Personally declare and certify that they are an accredited investor as defined in Rule 501(a) of the 1933 Securities Law, and

II will only be permitted to exercise the Subscription Rights if they pledge to only to sell the common shares of the Company acquired as the result of the exercise of the Subscription Rights in regular trading on the exchange of Jasdaq Securities Exchange, Inc.; provided that there are no arrangements or solicitations made for the sale beforehand). CYBIRD will, if required, perform procedures or fulfill conditions under Regulation D of the 1933 Securities Law or the laws of the states of the United States of America if it is deemed necessary in order for the shareholder residing in the United States to exercise the Subscription Rights.

In the case that the board of directors determines that changes in the laws or regulations of the United States have resulted in shareholders residing in the United States not being able to exercise their Subscription Rights even if the conditions of I and II above are met, the shareholders residing the United States will not be able to exercise their Subscription Rights.

(v) If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items (ii) to (iv) above, CYBIRD shall not be liable for compensation or have any other responsibility to said

shareholder.

(vi) Shareholders may not partially exercise a Subscription Right.

9. Acquisition of Subscription Rights by the Company

(i) Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate.

(ii) Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in Paragraph 7, the Company may at any time acquire the Subscription Rights of shareholders able to exercise Subscription Rights in accordance with Paragraph 8 by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors.

10. Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company

Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting.

11. Conditions for transfer of Subscription Rights

Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors. In the case that the shareholder transferring the Subscription Rights is a shareholder residing outside Japan who for the reasons stipulated in (iii) to (iv) of Paragraph 8 cannot exercise his or her Subscription Rights, the board of directors will decide whether to allow or disallow the transfer base on consideration of the following matters.

(i) The person acquiring the Subscription Rights or a portion of the Subscription Rights of the said shareholder residing outside Japan has submitted a certification document (Declaring and certifying items (ii) to (iv) below, and including compensation clauses and breach of contract penalties) signed or affixed with their seal.

(ii) The entities selling and acquiring the Subscription Rights are not equivalent to entities stipulated in Paragraph 8 (ii).

(iii) The entity acquiring the Subscription Rights does not reside in the said jurisdiction and is not acquiring the Subscription Rights on behalf of the seller.

(iv) The entity acquiring the Subscription Rights is not doing so on behalf of either of the entities provided for in (ii) and (iii) above.

12. Exchange and conditions for exchange of Subscription Rights in the case of a merger, corporate split, share exchange or share conversion

These matters are to be decided by the board of directors in accordance with their decision regarding the free distribution of Subscription Rights.

13. No issuance of Subscription Rights certificates

The Company shall not issue Subscription Right certificates.

14. Increase in capital stock and capital surplus when shares issued on exercise of Subscription Rights

If common shares of the Company are issued on exercise of Subscription Rights, the increase in capital stock shall be the full amount of the exercise price and there shall be no increase in capital surplus.

15. Method of exercise of Subscription Rights and exercise request location

When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 7. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised.

16. Timing of the validity of exercise of Subscription Rights

The exercise of Subscription Rights shall become valid at the point in time when the exercise request form and Attached Documentation of Paragraph 15 have arrived at the settlement agent's location and the full Exercise Price payment has been made to the settlement agent's designated account.

17. Revisions of laws, etc.

Should revisions be required in the clauses and items of the Rights Plan due to the enactment of new laws or revisions or abolishment of laws following the free distribution of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishment.

(End of document)

CYBIRD

URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release

May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice Regarding a Change in Certified Public Accountants

Tokyo, Japan, May 25, 2006—CYBIRD Co., Ltd., today announced a decision made by the board of directors today to change the Company's appointed certified public accountants by placing a proposed resolution "Regarding the Appointment of Certified Public Accountants" on the agenda of the regular meeting of shareholders scheduled to be held on June 29, 2006. This action has been agreed to by the current certified public accountants. Details are as follows.

1. Purpose of Change

On May 15, 2006, CYBIRD concluded a share exchange agreement with JIMOS CO., LTD., and plan to integrate their businesses in October 2006 by shifting to a holding company organization. Our current certified public accountants, Deloitte Touche Tohmatsu, will be completing their term of office at the conclusion of the regular meeting of shareholders scheduled for June 29, 2006. In consideration of the our shift to a new organization, it was decided to appoint Ernst & Young ShinNihon, JIMOS's current certified public accountants, to be our new public audit firm.

2. Name and Address of Retiring Certified Public Accountants

Name: Deloitte Touche Tohmatsu

Address: MS Shibaura Building, 4-13-23 Shibaura, Minato-ku, Tokyo

3. Name and Address of Certified Public Accountants to be Newly Appointed

Name: Ernst & Young ShinNihon

Address: Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo

4. Date of Changeover

June 29, 2006

(End of document)

CYBIRD®

URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release

May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notification of Amendment (Partial) of the Articles of Incorporation

Tokyo, Japan, May 25, 2006—CYBIRD Co., Ltd., today announced that a decision was made by the board of directors in a meeting held today to place a proposed resolution on Amendment (Partial) of Articles of Incorporation on the agenda of the 8th general shareholders meeting scheduled to be held on June 29, 2006. Details are as follows.

I. Reason for Amendment of Articles of Incorporation

1. Subject to the approval of new business development and Proposed Resolution No. 4 "Approval of the Share Exchange Agreement with JIMOS CO., LTD." and Proposed Resolution No. 5 "Approval of the Corporate Split Plan" at the 8th ordinary general shareholders meeting, the Company is proposing the amendment of Article 2. (Purpose of business) in its Articles of Incorporation to expand the scope of the purpose of business in preparation for the integration of its businesses with those of JIMOS CO., LTD.
2. Subject to the approval of Proposed Resolution No. 10 "Authorization of the Board of Directors to Decide Items Regarding the Free Distribution of Subscription Rights in Accordance with the Introduction of a New Takeover Prevention Plan" at the 8th ordinary general shareholders meeting, the Company is newly establishing Article 11. (Decision body for free distribution of subscription rights) to ensure that the interests of shareholders are given due consideration regarding the New Takeover Prevention Plan and amending Article 26. (Term of office of director) to shorten the term of office of directors to one (1) year.
3. Subject to the approval of Proposed Resolution No. 4 "Approval of the Share Exchange Agreement with JIMOS CO., LTD." and Proposed Resolution No. 5 "Approval of the Corporate Split Plan" at the 8th regular shareholders meeting, the Company is amending Article 24. (Number of directors) in its Articles of Incorporation to change the number of directors from up to 9 to up to 10 in preparation for the integration of its businesses with those of JIMOS CO., LTD. Along with this amendment, the Company is amending Article 27. (Executive officers and representative directors) and Article 19. (Convocation participants and chairman) and Article 28. (Convocation right and meeting chairman) to change the method of election of the president of the Company and the scope of the president's authority.
4. Along with the May 1, 2006 enforcement of the Corporation Law (2005 Law No. 86), the Company is making the following amendments of its Articles of Incorporation.

(1) In accordance with the provisions of Article 326, Paragraph 2 of the Corporation Law, it is proposed to add Article 4 (Institutions) to enable the Company to determine which institutions to establish.
(2) In accordance with the provisions of Article 214 of the Corporation Law, it is proposed to add Article 7 (Issue of stock certificates) to indicate that the Company will issue stock certificates.
(3) In accordance with the Corporation Law Enforcement Regulations (2006 Ministry of Justice Ordinance No. 12) and Corporate Computation Regulations (2006 Ministry of Justice Ordinance No. 13), it is proposed to newly establish Article 22. (Internet disclosure of general meeting of shareholders reference materials deemed submission) to make Internet disclosure of a section of the shareholders' meeting reference documents equivalent to submitting it to shareholders.
(4) In accordance with the provisions of Article 310, Paragraph 5 of the Corporation Law, it is proposed to make the necessary changes to Article 21 (Voting right proxy) to indicate that when a proxy agent attends a general shareholders meeting, they may only represent one (1) other shareholders with voting rights.
(5) In accordance with the provisions of Article 370 of the Corporation Law, it is propose to add Article 32

(Omission of vote by board of directors) to enable the board of directors to flexibly make decisions using written or electromagnetic methods when deemed necessary.

(6) In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Law, it is proposed to add Paragraph 1 to Article 35 (Absolution of responsibility of directors) to allow directors to fully demonstrate the role they are expected to play. The Company has received the unanimous approval of corporate auditors regarding the submission of this proposal to add Paragraph 1 to Article 35.

(7) In accordance with the provisions of Article 426, Paragraph 1 and Article 427, Paragraph 1 of the Corporation Law, it is proposed to add Paragraph 1 and Paragraph 2 to Article 42 (Absolution of responsibility of corporate auditors) to allow corporate auditors and outside corporate auditors to fully demonstrate the role they are expected to play and to make it easier to call upon people to be outside corporate auditors.

(8) It is proposed to change the Commercial Code terminology used in the Articles of Incorporation to the terminology of the Corporation Law (Currently Articles 6, 20, 34 in the Articles of Incorporation).

(9) Along with the enforcement of the Corporation Law, it is proposed to change the Commercial Code terminology used in portions of the Articles of Incorporation to the terminology of the Corporation Law. Accordingly, partial revisions in words and phrases, omissions of unnecessary articles or paragraphs, and other necessary changes are suggested (Currently Articles 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17 18, 20, 22, 25, 26, 29, 30, 31, 33, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, and 46).

(10) As a result of the above changes, it is proposed to make changes in the numbering used in the Articles of Incorporation.

5. In accordance with the previously mentioned amendments, it is proposed to make changes in numbering and order of the articles.

II. Schedule

Date of Ordinary General Meeting for Shareholders at which amendments will be made	June 29, 2006 (Thursday)
Date that Articles of Incorporation amendments become valid:	June 29, 2006 (Thursday)

III. Details of Revisions

Shown in Attachment 1 of Page 3

IV. Partial Amendments to the Articles of Incorporation in Accordance with the Integration with the Businesses of JIMOS CO., LTD.

It is proposed to make the following changes to the Article of Incorporation in addition to those of Resolution No. 2 "Partial Amendments to the Article of Incorporation" proposed at the 8th ordinary general meeting of shareholders.

1. Reason for Amendment of Articles of Incorporation

Subject to the approval of Proposed Resolution No. 4 "Approval of the Share Exchange Agreement with JIMOS CO., LTD." and Proposed Resolution No. 5 "Approval of the Corporate Split Plan" at the 8th ordinary general shareholders meeting, the Company will convert to a holding company a part of the integration of its businesses with those of JIMOS CO., LTD. Accordingly, given that Proposed Resolution No. 2 "Partial Amendments to the Articles of Incorporation," Proposed Resolution No. 4 "Approval of the Share Exchange Agreement with JIMOS CO., LTD.," and Proposed Resolution No. 5 "Approval of the Corporate Split Plan," are approved, it is proposed to further change Article 1 (Company name) of the Articles of Incorporation amended by Resolution No. 2, effective October 1, 2006. To further clarify the responsibilities of corporate auditors and operating officers, it is also proposed to further change Article 26 (Number of directors) of the amended Articles of Incorporation to reduce the number of directors from up to 10 to up to 7, effective October 1, 2006.

2. Schedule

Date of Ordinary General Meeting for Shareholders at which amendments will be made	June 29, 2006 (Thursday)
Date that Articles of Incorporation amendments become valid:	October 1, 2006 (Sunday)

3. Details of Revisions

Shown in Attachment 2 of Page 12

Attachment 1

Amendment Details (Underlined parts are revised parts.)

Current Articles of Incorporation	Proposed Amendments
Article 1. (Omitted)	Article 1. (Unchanged)
Article 2. (Purpose of business) The purpose of the business will be to conduct the following business activities.	Article 2. (Purpose of business) The purpose of the business will be to conduct the following business activities.
1. to 5 (Omitted)	1. to 5. (Unchanged)
6. Design and production and sale of homepages, graphics, and music using computers.	6. Design, production, and sale of homepages, graphics, and music using computers.
7. to 8 (Omitted)	7. to 8. (Unchanged)
(Added)	9. Consulting services for direct sales business
9. Planning, production & sales of books, magazines, and other printed materials and electronic publications.	10. Planning, production, and sales of books, magazines, and other printed materials and electronic publications.
10. to 17 (Omitted)	11. to 18. (Unchanged)
(Added)	19. Procurement and sales of alcoholic beverages, drinking water, and food products.
(Added)	20. Manufacture and sales of cosmetics and quasi-drugs.
(Added)	21. Procurement and sales of apparel, jewelry, and daily-use and miscellaneous goods.
(Added)	22. Export and import of food products, spices, and daily-use and miscellaneous goods.
(Added)	23. Procurement and sale of consumer electronics.
(Added)	24. Sales of leisure equipment and arrangement and intermediation of sales.
18. Consulting services for various types of marketing businesses.	25. Business consulting services
(Added)	26. Training business for developing human resources, counseling services, and planning and operating seminars.
19. to 23. (Omitted)	27. to 31. (Unchanged)
24. Operating customer contact center.	32. Operating call centers.
(Added)	33. Consulting business for call centers.
25. to 32. (Omitted)	34. to 41. (Unchanged)
Article 3. (Omitted)	Article 3. (Unchanged)
(Added)	Article 4. (Institutions) In addition to the general meeting for shareholders and directors, the Company may designate the following institutions. 1. Board of Directors 2. Corporate Auditors 3. Board of Corporate Auditors 4. Accounting auditors
Article 4. (Method of public announcement) The Company shall make its official announcements electronically; provided, however, that should a mishap or other unavoidable reason occur that renders electronic official announcements impossible, the Company shall make the official announcement in the Nihon Keizai Shimbun.	Article 5. (Public announcement methods) The Company's official announcements shall be electronic announcements. However, in the case that the official announcement cannot be done electronically due to an incident or some other unavoidable reason, it shall be placed in the Nihon Keizai Shimbun.
Article 5. (Total number of shares to be issued) The total number of shares to be issued by the Company shall be 824,988. Of this amount, 799,988 shares shall be common shares and 25,000 shares shall	Article 6. (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the company shall be 824,988. Of this amount,

be preferred shares. Provided, however, that should common shares be retired or preferred shares be retired or converted into common shares, these numbers shall be reduced to reflect these changes.	799,988 shares shall be common shares and 25,000 shares shall be preferred shares.
(Added)	Article 7. (Issue of stock certificates) The Company will issue stock certificates related to its shares.
Article 6. (Acquisition of treasury stock) As prescribed in the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase treasury stock based on a decision by the board of directors.	Article 8. (Acquisition of treasury stock) As prescribed in the provisions of Article 165, Paragraph 2 of the Corporation Law, the Company may acquire treasury stock through the market and other means based on a decision by the board of directors.
Article 7. (Date of Record) The Company annually shall determine the shareholders (including beneficiary shareholders; the same shall hold hereinafter) entered or recorded in the final shareholder register (including beneficiary shareholders; the same shall hold hereinafter) for March 31 as the shareholders eligible to vote in the ordinary general meeting for shareholders for that settlement period. 2 Regardless of the provisions of the preceding clause, regarding shares (including the exercise of stock options) that have been issued after March 31 and before the ordinary general shareholders meeting regarding the past fiscal year, the Company may, after announcing it beforehand, set a date other than March 31 as the date of record for the final shareholders register and for voting rights such that the new shareholders, in addition to the shareholders set out in the preceding clause, may exercise their voting rights at the ordinary general shareholders meeting regarding the past fiscal year. 3 In addition to the preceding two clauses, if necessary, the board of directors may, based on a resolution and after announcing it beforehand, determine a special record date. Regarding shares that have been issued after this special record date, the Company may, after announcing it beforehand, set a new date as the date of record for the final shareholders register such that the newly registered shareholders or beneficiaries of registered stock pledges may exercise their voting rights.	(Deleted)
Article 8. (Transfer agent) The Company shall select a stock transfer agent for shares and fractional shares. 2. The stock transfer agent and location of the administration office will be selected through a decision by the board of directors. 3. The Company's record of shareholders, cancelled share certificate register and fractional shareholder register, and shall be kept at the administration office of the stock transfer agent. Stock transfers; entries or	Article 9. (Shareholder transfer agent) The Company shall select a shareholder transfer agent. 2. The shareholder transfer agent and location of the administration office will be selected through a decision by the board of directors, and announced publicly. 3. The Company's record of shareholders (including the beneficiary shareholder register; the same shall apply hereinafter), subscription right register, and cancelled share certificate book shall be made and kept

recording of fractional shares; registration of beneficiary pledges and designation or cancellation of designation as trust assets; lost stock certificates; exchange of stock certificates; registration of cancelled share certificates; sale or purchase of fractional shares; acceptance of submissions; and other administrative tasks regarding shares or fractional shares shall be handled by the transfer agent and not by the Company.	by the shareholder transfer agent and any other administrative tasks regarding the making and keeping of other shareholder records, subscription right registers, and cancelled share certificate registers shall be handled by the shareholder transfer agent and not by the Company.
Article 9. (Share Handling Rules) Procedures or commissions for requests or submissions regarding the type of shares issued by the Company; stock transfer; entries or recording of fractional shares; registration of beneficiary pledges and designation or cancellation of designation as trust assets; lost stock certificates; re-exchange of stock certificates; registration of cancelled share certificates; sale or purchase of fractional shares; acceptance of submissions; and other procedures or commissions for requests or submissions regarding shares or fractional shares shall be determined by laws, the Articles of Incorporation, and the share handling rules decided by the board of directors.	Article 10. (Share Handling Rules) Procedures or commissions for handling the stock of the Company shall be determined by laws, the Articles of Incorporation, and the share handling rules decided by the board of directors.
(Added)	Article 11. (Decision body for free distribution of subscription rights) In addition to a decision by the board of directors, items regarding the free distribution of subscription rights may be decided by a resolution by the general shareholders meeting or by a decision by the board of directors based on the delegation of the decision-making by a resolution by the general shareholders meeting.
Article 10. (Preferred Share Dividends) When the Company pays a profit dividend to shareholders entered or registered in the final shareholders ledger on March 31 and to shareholders holding preferred shares (hereinafter referred to as "Preferred Shareholders") or to registered beneficiaries of preferred shares (hereinafter referred to as "Preferred Beneficiaries) in accordance with the provisions of Article 44, before the Company pays a profit dividend to shareholders with common shares (hereinafter referred to as "Common Shareholders") or to beneficiaries of registered stock pledges for common shares (hereinafter referred to as "Common Beneficiaries) the Company shall pay such profit dividends to the Preferred Shareholders and Preferred Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥5,000 per preferred share (hereinafter referred to as the "Preferred Dividend); provided, however, that if an interim preferred dividend has been paid in accordance with the provisions of Paragraph 4 below, said amount shall be subtracted from the said Preferred Dividend amount. 2 If the profit dividend paid to the Preferred	Article 12. (Preferred Share Dividends) When the Company pays a dividend from retained earnings to shareholders holding preferred shares (hereinafter referred to as "Preferred Shareholders") or to registered stock beneficiaries of preferred shares (hereinafter referred to as "Preferred Stock Beneficiaries) in accordance with the provisions of Article 44, before the Company pays a dividend from retained earnings to shareholders with common shares (including beneficiaries; hereinafter referred to as "Common Shareholders") or to registered stock beneficiaries for common shares (hereinafter referred to as "Common Stock Beneficiaries) the Company shall pay such cash dividends from retained earnings to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥5,000 per preferred share (hereinafter referred to as the "Preferred Dividend); provided, however, that if an interim preferred dividend with the same date of record and in the same fiscal year has been paid in accordance with the provisions of Paragraph 4 below, said amount shall be subtracted from the said Preferred Dividend amount. 2 If the cash dividend paid to the Preferred

Shareholders and Preferred Beneficiaries in a certain business term is less than the Preferred Dividend, the insufficient amount shall not be carried forward to following business terms. 3 Preferred Shareholders and Preferred Beneficiaries shall not be paid a dividend in excess of the Preferred Dividend. 4 When the Company pays an interim cash dividend in accordance with the provisions of Article 45, before the Company pays cash dividends to Common Shareholders and Common Beneficiaries, the Company shall pay such cash dividend to the Preferred Shareholders and Preferred Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of 50% of the Preferred Dividend (hereinafter referred to as the "Preferred Interim Dividend.")	Shareholders and Preferred Stock Beneficiaries in a certain fiscal year is less than the Preferred Dividend, the insufficient amount shall not be carried forward to following fiscal years. 3 Preferred Shareholders and Preferred Stock Beneficiaries shall not be paid a dividend in excess of the Preferred Dividend. 4When the Company pays an interim cash dividend in accordance with the provisions of Article 45, before the Company pays cash dividends to Common Shareholders and Common Stock Beneficiaries, the Company shall pay such cash dividend to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of 50% of the Preferred Dividend (hereinafter referred to as the "Preferred Interim Dividend.")
Article 11. (Distribution of Remaining Assets) When the Company distributes its remaining assets in a liquidation, before the Company pays any amounts to Common Shareholders and Common Beneficiaries, the Company shall pay such amount to the Preferred Shareholders and Preferred Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥1,000,000 per share. 2 In addition to the amount stipulated in the preceding clause, the Company shall pay to the Preferred Shareholders and Preferred Beneficiaries an amount equivalent to the amount paid to Common Shareholders and Common Beneficiaries in the distribution of remaining assets.	Article 13. (Distribution of Remaining Assets) When the Company distributes its remaining assets in a liquidation, before the Company pays any amounts to Common Shareholders and Common Stock Beneficiaries, the Company shall pay such amount to the Preferred Shareholders and Preferred Stock Beneficiaries that the board of directors established by resolution at the time of the issuance of the preferred shares up to a maximum of ¥1,000,000 per share. 2 In addition to the amount stipulated in the preceding clause, the Company shall pay to the Preferred Shareholders and Preferred Stock Beneficiaries an amount equivalent to the amount paid to Common Shareholders and Common Stock Beneficiaries in the distribution of remaining assets.
Article 12.(Cancellation of Preferred Shares) The Company may at any time purchase back preferred shares, and having paid the required cash dividend for the period, cancel said preferred shares at the purchase price paid.	Article 14.(Repurchase of Preferred Shares) The Company may repurchase all or a portion of the preferred shares on the date when specific grounds for repurchase determined by the board of directors by resolution at the time of the share issue arise based on repayment of the price paid for said preferred shares; provided, however, that when only a portion of the preferred shares are being repurchased, the repurchase shall be determined by a lottery or some other method.
Article 13. (Callback of Preferred Share) The Company may at any time, callback all or a portion of the preferred shares based on the maturity term, price, and other conditions determined by the board of directors by resolution at the time of the share issue; provided, however, that when only a portion of the preferred shares are being called back, the callback shall be determined by a lottery or some other method.	(Deleted)
Article 14. (Conversion to common shares) During the period in which they may make application to convert preferred shares to common shares as determined by the board of directors by resolution at the time of the preferred share issue, preferred	Article 15. (Right to request conversion of preferred shares) During a period determined by the board of directors by resolution at the time of the preferred share issue, preferred shareholders may request that the Company

shareholders may convert their shares to common shares under the conditions determined by said resolution.	exchange their preferred shares for the number of common shares that may be obtained by dividing the purchase price of the preferred shares by the average closing price of the Company's common stock on the Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the day of the conversion (hereinafter referred to as the "Conversion Request Price"); provided, however, that the Conversion Request Price shall be calculated to one decimal point and rounded up. Should said Conversion Request Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price. 2 Should fractional share amounts occur in the calculation of the number of common shares to be received in the preceding clause, these shares shall be treated as specified by Article 234 of the Corporation Law.
Article 15.(Automatic Conversion to Common Shares) Preferred shares that have not been converted into common shares during the convertible period, shall be converted automatically on a date decided by the board of directors following the last day of the conversion period (hereinafter referred to as the "Automatic Conversions Date"). The preferred shares shall be converted to the number of common shares, which is obtained by dividing the issue price of the preferred shares by the average closing price of the Company's common stock on Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the Automatic Conversion Date (hereinafter referred to as the "Forced Conversion Price"); provided, however, that the Forced Conversion Price shall be calculated to the first decimal place and rounded up, and should said Forced Conversion Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then the preferred shares shall be converted to the number of common shares, which is obtained by dividing the issue price of the preferred shares by the ceiling or floor conversion price.	Article 16.(Automatic Conversion of Preferred Shares) Preferred shares that have not been converted into common shares during the right to request conversion period as provided in the preceding Article, shall be converted automatically on a date decided by the board of directors following the last day of the right to request conversion period (hereinafter referred to as the "Automatic Conversions Date"). The preferred shares shall be converted to the number of common shares, which is obtained by dividing the price paid for the preferred shares by the average closing price of the Company's common stock on Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the Automatic Conversion Date (hereinafter referred to as the "Automatic Conversion Price"); provided, however, that the Automatic Conversion Price shall be calculated to the first decimal place and rounded up, and should said Automatic Conversion Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price.
2 Should fractional share amounts occur in the calculation of the number of common shares to be received in the preceding clause, these shares shall be treated in a manner equivalent to the method specified under the Commercial Code for reverse share-splits.	2 Should fractional share amounts occur in the calculation of the number of common shares to be received in the preceding clause, these shares shall be treated as specified by Article 234 of the Corporation Law.
Article 16. (Omitted)	Article 17. (Unchanged)
Article 17. (Reverse Stock Splits, Stock Splits, and Granting of subscription rights) With the exception of those cases provided for by law, the Company shall not carry out reverse stock splits or	Article 18. (Reverse Stock Splits, Stock Splits, and Granting of rights to receive share allotments) With the exception of those cases provided for by law, the Company shall not carry out reverse stock splits or

stock splits for preferred stock. 2 The Company shall not grant subscription rights, stock options or convertible bond warrants to preferred shareholders.	stock splits for preferred stock. 2 The Company shall not grant of rights to receive share allotments, stock options or convertible bond warrants to preferred shareholders.
Article 18. (Convocation of general shareholders meeting) The Company's ordinary general meeting shall be held within three months of the day after the final day of the business term while extraordinary general meetings of shareholders shall be held as required.	Article 19. (Convocation of general shareholders meeting) The Company shall convene an ordinary general meeting within three months of the day after the final day of the fiscal year while extraordinary general meetings of shareholders shall be convened as required.
(Added)	Article 20. (Date of Record) The date of record for shareholders eligible to vote in the ordinary general meeting for shareholders shall be March 31 annually.
Article 19. (Convocation participants and chairman) The President of the Company shall convene general shareholder meetings and act as chairman of the meetings 2 If the President meets with an accident, another director shall convene the general shareholders' meeting and act as chairmen as decided by a predetermined order by the Board of Directors.	Article 21. (Convocation participants and chairman) As necessary any of the representative directors of the Company shall convene general shareholder meetings and act as chairman of the meetings 2 If the representative director meets with an accident, another director shall convene the general shareholders' meeting and act as chairmen as decided by a predetermined order by the Board of Directors.
(Added)	Article 22. (Internet disclosure of general meeting of shareholders reference materials deemed submission) Information to be noted or disclosed by the Company on the occasion of the convening of a general meeting of shareholders, such as general meeting of shareholders reference materials, business reports, non-consolidated and consolidated financial statements that is disclosed over the Internet in accordance with the method stipulated by the Ministry of Justice ordinance will be deemed to have been submitted to shareholders.
Article 20. (Decisions) With the exclusion of decisions determined by laws or the Articles of Incorporation, decisions at the general meeting of shareholders shall be decided by a majority vote by shareholders present at the meeting. 2 As prescribed in Article 343 of the Commercial Code, resolutions at the general meeting of shareholders shall be passed when one third or more of the shareholders are present at the meeting and two thirds or more of their votes cast are in favor of the resolution.	Article 23. (Decisions) With the exclusion of decisions determined by laws or the Articles of Incorporation, decisions at the general meeting of shareholders shall be made based on a majority of votes by shareholders with voting rights present at the meeting. 2 As prescribed in Article 309, Paragraph 2 of the Corporation Law, resolutions at the general meeting of shareholders shall be passed when one third or more of shareholders with voting rights are present at the meeting and two thirds or more of those voting rights cast are in favor of the resolution.
Article 21. (Voting right proxy) A person holding voting rights may act as a proxy for other shareholders holding voting rights and cast their votes on their behalf. 2 (Omitted)	Article 24. (Voting right proxy) A shareholder holding voting rights may act as a proxy for one other shareholder holding voting rights and cast their votes on their behalf. 2 (Unchanged)
Article 22. (Minutes of meeting)	(Deleted)

Minutes of general meetings of shareholders including a summary of the proceedings and the results shall be noted or recorded, and the chairman of the meeting and the attending directors of the Company shall place their seals or electronic signatures on the minutes.	
Article 23. (General shareholders meetings of classified shares) The provisions of Articles 19, 21, and 22 shall apply mutatis mutandis to general shareholder meetings of classified shares. The provisions of Article 7 shall apply mutatis mutandis to general shareholder meetings of classified shares held on the same day as ordinary general shareholders meetings.	Article 25. (General shareholders meetings of classified shares) The provisions of Articles 21, 23, and 24 shall apply mutatis mutandis to general shareholder meetings of classified shares. The provisions of Article 20 shall apply mutatis mutandis to general shareholder meetings of classified shares held on the same day as ordinary general shareholders meetings.
Article 24. (Number of directors) The Company may have up to 9 directors.	Article 26. (Number of directors) The Company may have up to 10 directors.
Article 25. (Election of directors) Directors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present account for one third or more of the total voting rights of shareholders. 2 (Omitted)	Article 27. (Election of directors) Directors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present have the right to cast one third or more of the total voting rights of shareholders. 2 (Unchanged)
Article 26. (Term of office of director) The term of office of a director shall end with the conclusion of the ordinary general meeting of shareholders for the last settlement period within a two-year period following their assumption of office. 2 The term of office of a director that was appointed to increase the number of directors or to replace a resigning director shall be the same as the term for the existing directors.	Article 28. (Term of office of director) The term of office of a director shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year ending within a one-year period following their election. 2 (Deleted)
Article 27. (Executive officers and representative directors) The board of directors shall elect from among themselves, one president and, if necessary, several chairmen, vice presidents, senior managing directors and managing directors. 2 (Omitted)	Article 29. (Executive officers and representative directors) The board of directors shall elect from among themselves as necessary, one chairman, one president and several vice presidents, senior managing directors and managing directors. 2 (Unchanged)
Article 28. (Convocation right and meeting chairman) The President of the Company shall convene board of directors meetings and act as chairman of the meetings. 2 If the President meets with an accident, another director shall convene the board of directors meeting and act as chairmen as decided by a predetermined order by the board of directors.	Article 30. (Convocation right and meeting chairman) As necessary any of the representative directors of the Company shall convene board of directors meetings and act as chairman of the meetings. 2 If the representative director meets with an accident, another director shall convene the board of directors meeting and act as chairmen as decided by a predetermined order by the board of directors.
Article 29. (Convening notice for board of directors) Notice of a meeting of the board of directors shall be sent to each director and auditors up to three (3) days prior to the meeting. Provided, however, that in the case of an emergency, the above period may be shortened.	Article 31. (Convening notice for board of directors) Notice of a meeting of the board of directors shall be sent to each director and each auditor up to three (3) days prior to the meeting. Provided, however, that in the case of an emergency, the above period may be shortened.

2 With the unanimous agreement of directors and auditors, a meeting of the board of directors may be held without carrying out the convening procedures.	2 With the unanimous agreement of directors and auditors, a meeting of the board of directors may be held without carrying out the convening procedures.
Article 30. (Decisions by board of directors) Decisions by the board of directors shall be made by a majority vote given that a majority of directors are present at the meeting.	Article 32. (Omission of vote by board of directors) If the requirements of Article 370 of the Corporation Law are met, the board of directors shall be deemed to have voted.
Article 31. (Minutes of board of directors meetings) Minutes of board of directors meetings including a summary of the proceedings and the results shall be noted or recorded, and the chairman of the meeting and the attending directors and auditors shall place their seals or electronic signatures on the minutes.	(Deleted)
Article 32. (Omitted)	Article 33. (Unchanged)
Article 33. (Compensation) Director compensation and severance payment shall be decided by a resolution by the general meeting of shareholders.	Article 34. (Compensation, etc.) Director compensation, bonuses, and other income received in the form of assets in evaluation of their performance of their jobs (hereinafter referred to as "Compensation, etc.," shall be decided by a resolution by the general meeting of shareholders.
Article 34. (Limitation of responsibility of outside directors) (Added)	Article 35. (Absolution of responsibility of directors) As provided for in Article 426, Paragraph 1 of the Corporation Law, the Company may absolve directors (including past directors) from liability for negligence in their duties under the limit of the law based on a decision by the board of directors.
As provided for in Article 266 of the Commercial Code, the Company may conclude a contract with outside directors limiting their liability for actions described in Paragraph 1, Item 5 of the same Article given that they act in good faith and there is no excessive negligence. 2 The limited liability amount shall be the higher of a previously determined amount equal to or greater than one million yen and the amount prescribed by law.	2 As provided for in Article 427, Paragraph 1 of the Corporation Law, the Company may conclude a contract with outside directors limiting their liability for negligence in their duties; provided however the limited liability amount based on such contract shall be the higher of a previously determined amount equal to or greater than one million yen and the minimum amount prescribed by law.
Article 35. (Omitted).	Article 36. (Unchanged)
Article 36. (Election of corporate auditors) Corporate auditors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present account for one third or more of the total voting rights of shareholders.	Article 37. (Election of corporate auditors) Corporate auditors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present account for one third or more of the total voting rights that can be cast.
Article 37. (Term of office of corporate auditors) The term of office of a corporate auditor shall end with the conclusion of the ordinary general meeting of shareholders for the last settlement period within a four-year period following his/her assumption of office. 2 The term of office of a corporate auditor that was appointed to replace a resigning corporate auditor	Article 38. (Term of office of corporate auditors) The term of office of a corporate auditor shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year ending within a four-year period following his/her election. 2 The term of office of a corporate auditor that was appointed to replace a corporate auditor resigning

should be the same as the term of the resigning corporate auditor.	before the end of his/her term shall be the same as the term of the resigning corporate auditor.
Article 38. (Standing corporate auditor) The corporate auditors shall decide a standing corporate auditor from among their own members.	Article 39. (Standing corporate auditor) The board of corporate auditors shall appoint a standing corporate auditor by resolution.
Article 39. (Convening notice for board of corporate auditors) Notice of a meeting of the board of corporate auditors shall be sent to each corporate auditor up to three (3) days prior to the meeting. Provided, however, that in the case of an emergency, the above period may be shortened. 2 With the unanimous agreement of auditors, a meeting of the board of corporate auditors may be held without carrying out the convening procedures.	Article 40. (Convening notice for board of corporate auditors) Notice of a meeting of the board of corporate auditors shall be sent to each corporate auditor up to three (3) days prior to the meeting. Provided, however, that in the case of an emergency, the above period may be shortened. 2 With the unanimous agreement of auditors, a meeting of the board of corporate auditors may be held without carrying out the convening procedures.
Article 40. (Decision making by board of corporate auditors) Decisions at the board of corporate auditors meeting that are not determined by laws shall be decided by a majority vote by corporate auditors present at the meeting.	(Deleted)
Article 41. (Minutes of board of corporate auditors meetings) Minutes of board of corporate auditors meetings including a summary of the proceedings and the results shall be noted or recorded, and the attending corporate auditors shall place their seals or electronic signatures on the minutes.	(Deleted)
Article 42. (Compensation for corporate auditors) Corporate auditor compensation and severance payment shall be decided by a resolution by the general meeting of shareholders.	Article 41. (Compensation for corporate auditors) Corporate auditor compensation, etc., shall be decided by a resolution by the general meeting of shareholders.
(Added)	Article 42. (Absolution of responsibility of corporate auditors) As provided for in Article 426, Paragraph 1 of the Corporation Law, the Company may absolve corporate auditors (including past corporate auditors) from liability for negligence in their duties under the limit of the law based on a decision by the board of directors. 2 As provided for in Article 427, Paragraph 1 of the Corporation Law, the Company may conclude a contract with outside corporate auditors limiting their liability for negligence in their duties; provided however the limited liability amount based on such contract shall be the higher of a previously determined amount equal to or greater than one million yen and the minimum amount prescribed by law.
Article 43. (Business term and settlement date) The Company's business term shall be comprise one year from April 1 to March 31 of the following year, and the settlement date shall be the last day of every business term.	Article 43. (Fiscal year) The Company's fiscal year shall comprise one year from April 1 to March 31 of the following year.

(Added)	Article 44. (Record date for retained earnings dividend) The annual record date for the year-end retained earnings dividend of the Company shall be March 31. 2 In addition to the preceding clause, the Company may decide a record date and pay a dividend from retained earnings.
Article 44. (Profit dividend) The profit dividend of the Company shall be annually paid to shareholders or Registered Beneficiaries entered or recorded in the final shareholders register on March 31 and to holders of fractional shares entered or recorded in the final fractional share register on the same day.	(Deleted)
Article 45. (Interim dividend) By a decision by the board of directors, the Company may annually pay interim dividend to shareholders or registered beneficiaries of rights entered or recorded in the final shareholders register on September 30 and to holders of fractional shares entered or recorded in the final fractional share register on the same day.	Article 45. (Interim dividend) By a decision by the board of directors, the Company may annually pay interim dividend to shareholders or registered beneficiaries entered or recorded in the final shareholders register on September 30.
Article 46. (Limitation period for dividends) Should a full three years pass from the payment date for the profit or interim dividend without the payment being accepted, the Company shall no longer have any obligation to pay the dividend.	Article 46. (Limitation period for dividends) Should a full three years pass from the payment date for a cash dividend without the payment being accepted, the Company shall no longer have any obligation to pay the dividend.

Attachment 2

Partial Amendments to the Articles of Incorporation in Accordance with Business Integration with JIMOS CO., LTD

Amendment Details (Underlined parts are revised parts.)

Current Articles of Incorporation	Proposed Amendments
Article 1 (Company name) The name of the Company in English shall be CYBIRD Co., Ltd.	Article 1 (Company name) The name of the Company in English shall be CYBIRD Holdings Co., Ltd.
Article 26. (Number of directors) The Company shall have up to 10 directors.	Article 26. (Number of directors) The Company shall have up to 7 directors.

(End of document)